

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2026

Jin Jo
Chief Financial Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, Colorado 80241

  Re: Ascent Solar Technologies, Inc.
    Registration Statement on Form S-3
    Filed December 23, 2025
    File No. 333-292425

Dear Jin Jo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kristin Baldwin at 202-551-7172 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing